EXHIBIT 21.1
McDERMOTT INTERNATIONAL, INC.
SIGNIFICANT SUBSIDIARIES OF THE REGISTRANT
YEAR ENDED DECEMBER 31, 2006

	JURISDICTION	PERCENTAGE
	OF	OF OWNERSHIP
NAME OF COMPANY	ORGANIZATION	INTEREST
J. Ray McDermott, S.A.	Panama	100
J. Ray McDermott International, Inc.	Panama	100
J. Ray McDermott Middle East, Inc.	Panama	100
McDermott Arabia Company Limited	Saudi Arabia	34
McDermott Caspian Contractors, Inc.	Panama	100

McDermott International Investments Co., Inc.	Panama	100

McDermott Panama Holdings, S.A.	Panama	100
McDermott Holdings, Inc.	Delaware	100
J. Ray McDermott Holdings, LLC	Delaware	100
J. Ray McDermott, Inc.	Delaware	100
McDermott Incorporated	Delaware	100
The Babcock & Wilcox Companies	Delaware	100
BWX Technologies, Inc.	Delaware	100
The Babcock & Wilcox Company	Delaware	100
Babcock & Wilcox International, Inc.	Delaware	100
The subsidiaries omitted from the foregoing list, considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary.